Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
March 30, 2026

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.750% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated March 30, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Security:	4.750% Notes due 2033 (the “notes”)

The notes will constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	March 30, 2026

Expected Settlement Date:	April 7, 2026 (T+5)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $780.9 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facilities and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facilities or commercial paper program, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	$800,000,000

Maturity Date:	April 15, 2033

Interest Rate:	4.750% per annum, accruing from April 7, 2026

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2026

Price to Public:	98.261% of the principal amount, plus accrued interest, if any

Spread to Benchmark Treasury:	+88 basis points

Benchmark Treasury:	4.250% due March 31, 2033

Benchmark Treasury Price/Yield:	100-16 / 4.167%

Reoffer Yield:	5.047%

Optional Redemption:	Prior to February 15, 2033 (two months prior to their maturity date) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest on the notes to be redeemed to the redemption date.

On or after the Par Call Date, the Company may redeem the notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes to be redeemed to the redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109 DB7 / US756109DB76

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BBVA Securities Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC

Co-Lead Managers:	BMO Capital Markets Corp.
Morgan Stanley & Co. LLC
Regions Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
Truist Securities, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Citizens JMP Securities, LLC
Goldman Sachs & Co. LLC
Huntington Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	UBS Securities LLC
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
Roberts & Ryan, Inc.
R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, BBVA Securities Inc. by telephone (toll free) at 1-800-422-8692 BofA Securities, Inc. by telephone (toll free) at 1-800-294-1322, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533 or TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.